Exhibit 99.3

               [Letterhead of Advanced Digital Information Corp.]




November 16, 2005

Board of Directors
Overland Storage, Inc.
4820 Overland Avenue
San Diego, California 92123

Dear Board of Directors:

We write to inform you that ADIC is withdrawing its offer, set forth in its October 11, 2005 letter, to acquire 100% of Overland's common stock for $7.90 per share in cash. Although we continue to believe in the merits of a business combination between our two companies, and that such a combination would be in the best interests of our respective shareholders, we have decided to withdraw our offer after your continued refusal to engage in any dialogue with us.

Our withdrawn offer represented an 18% premium to Overland's unaffected share price of $6.69 per share, which was the closing price of Overland stock prior to the date on which we filed a Schedule 13D indicating that we had acquired a significant stake in Overland, and an 85% premium to your unaffected enterprise value, based on Overland's expected cash balance as described in your earnings call on August 15, 2005.

We have attempted to have a dialogue with you for nearly three months, since shortly after the August 3 announcement that you had lost the business of Hewlett-Packard Company (which accounted for approximately 54%, 59% and 58% of Overland's net revenues in fiscal 2005, 2004 and 2003, respectively). In the interim, you adopted a shareholder rights plan without shareholder approval, stating that the purpose of the rights plan was not to prevent offers for Overland but rather encourage potential acquirors to engage directly with Overland and its board regarding such offers.

Despite your announced willingness to engage with potential acquirors, you have continually refused to engage in discussions with us. On September 2, 2005, you sent us a letter stating that Overland's board and management "are not interested in engaging in a dialogue regarding [a] sale of the Company."

We tried again in October, by letter dated October 11. In response, you issued a press release on October 13, 2005 indicating that the Overland board of directors would not engage in any discussion regarding our proposed offer. This response followed the announcement by Overland of disappointing third-quarter results.

Despite your disappointing results, we reiterated our commitment to pursuing a friendly transaction with you in a letter dated November 1, 2005, to which you have never responded.

Yesterday, at the annual meeting of Overland shareholders, you asked shareholders to elect four members to the Overland board of directors, one of which is the current

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CEO of Overland and one of which is the former CEO of Overland. In addition, you asked the Overland shareholders to vote to approve an amendment to Overland's articles of incorporation to increase the authorized number of shares of common stock from 25,000,000 to 45,000,000, an increase that, notwithstanding your stated reasons, was apparently intended to fully implement the shareholder rights plan.

As you may know, the leading proxy advisory services expressed negative views on your annual meeting proposals. Institutional Shareholder Services recommended that Overland shareholders withhold the vote on all director nominees and questioned whether the board was independent. In addition, Glass, Lewis & Co. recommended a negative vote on three of your directors and a vote against your share authorization proposal.

Based on our limited discussions with other large Overland shareholders, we believe that you received a substantial negative vote on the share authorization proposal. Contrary to good governance practices, frank shareholder communications and our representative's request to do so, you have declined to announce the results of the annual meeting ballot in what appears to be an attempt to disguise shareholder dissatisfaction with the course you have chosen. Your behavior--uncharacteristic of a public company--leads us to believe, as many of your shareholders have already communicated to us, that a significant portion of your shareholders, including some of your largest institutional investors, are unhappy with the current direction of Overland management and would like Overland to pursue discussions with ADIC.

Sadly, we believe your shareholders end up losing the most from your unwillingness to fully consider a fair transaction.

Sincerely,

/s/ Peter van Oppen

Peter van Oppen
Chair
Chief Executive Officer


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